Press Release

Q2 2026: double-digit sales growth and strong business EPS growth; 2026 guidance upgraded

July 30, 2026
Q2 sales growth of 17.8% at CER1 and business earnings per share (EPS)2 of €2.09
•Pharma launches sales increased by 48.3%, reaching €1.3 billion, driven mostly by Ayvakit, ALTUVIIIO, and Sarclisa
•Dupixent sales increased by 37.6% to €5.2 billion, above €5 billion per quarter for the first time
•Vaccines sales decreased by 4.7% to €1.1 billion, impacted by a high basis of comparison in influenza vaccines
•Research and Development expenses reached €2.2 billion, up by 17.9%, including cost from pipeline prioritisations
•Selling and general expenses reached €2.5 billion, up by 9.0%, mainly because of recent acquisitions and one-offs
•Business EPS was €2.09, up by 33.3% at CER; 31.4% at actual exchange rates; IFRS EPS €0.29
Pipeline update
•Seven regulatory approvals; in immunology, rare diseases, oncology, and neurology
•Two positive phase 3 readouts: Nexviazyme in infantile-onset Pompe disease; amlitelimab maintenance in atopic dermatitis
•Four regulatory submission acceptances, four regulatory designations (priority review, fast-track, breakthrough)
•Strategic pipeline decisions: amlitelimab will not progress to global regulatory submission. Itepekimab and balinatunfib clinical development programmes discontinued
Capital allocation
~~•~~Completion of the €1 billion share buyback programme
Sustainability
~~•~~The Impact® medicines portfolio is now available in 30 underserved countries, supporting the Global Health Unit’s goal of reaching two million patients with non-communicable disease treatments by 2030
Guidance upgraded
•In 2026, sales are now expected to grow by around 10% at CER. Business EPS at CER is expected to grow slightly faster than sales.3
Belén Garijo, Chief Executive Officer: “We delivered double-digit sales growth and strong business EPS growth in Q2. Sales increased by 17.8%, driven by Pharma launches, including recent acquisitions, and by Dupixent, up by 37.6%. Business EPS increased by 33.3%, supported by disciplined cost management and one-offs. Pipeline milestones included seven regulatory approvals, two positive phase 3 studies, and four additional regulatory designations. Based on our strong performance in the first half and anticipating normalisation of growth in the second half, we are upgrading our 2026 guidance. Sales are now expected to grow by around 10% with business EPS growing slightly faster than sales at constant exchange rates — delivering profitable, sustainable growth.
My first months as CEO have focused on assessing the challenges facing Sanofi and working on an accelerated transformation roadmap that leverages our commercial strengths and focuses on the need for R&D and pipeline improvements. We have taken the first decisive steps on pipeline prioritisation and recently, we appointed a focused Executive Committee aligned with the strategic priorities. Looking ahead, we're confident in our trajectory of profitable growth: Dupixent sales are now expected to reach around €25 billion in 2030, complemented by approximately €10 billion from Pharma launches — both at constant exchange rates. This strong financial foundation is expected to support continued pipeline enhancement and external growth opportunities in the years ahead. We are committed to acting and reporting on our progress to shareholders and other stakeholders in the quarters to come.”

	Q2 2026		Change	Change at CER	H1 2026		Change	Change at CER
Net sales	€11,597	m	+16.0%	+17.8%	€22,106	m	+11.1%	+15.7%
IFRS net income	€343m		-91.3%	—	€1,957	m	-66.3%	—
IFRS EPS	€0.29		-91.0%	—	€1.63		-65.6%	—
Free cash flow[4]	€2,670	m	+86.8%	—	€3,724	m	+51.5%	—
Business operating income	€3,291	m	+33.7%	+35.8%	€6,258	m	+16.7%	+22.3%
Business net income	€2,501	m	+28.9%	+31.0%	€4,765	m	+14.8%	+20.4%
Business EPS	€2.09		+31.4%	+33.3%	€3.97		+17.1%	+22.7%
1 Changes in net sales are at constant exchange rates (CER) unless stated otherwise (definition in Appendix 8).
2 To facilitate an understanding of operational performance, Sanofi comments on the business net income, a non-IFRS financial measure (definition in
Appendix 8). The income statement is in Appendix 3 and a reconciliation of IFRS net income to business net income is in Appendix 4.
3 Applying July 2026 average currency exchange rates, the currency impacts are estimated at c.-1% on sales and at c.-2% on business EPS.
4 Free cash flow is a non-IFRS financial measure (definition in Appendix 8).

SANOFI PRESS RELEASE Q2 2026	1

Q2 and H1 2026 summary
A conference call and webcast for investors and analysts will begin at 13:00 CEST with details on sanofi.com, including the slides.

The performance shown in this press release covers the three-month period to June 30, 2026 (the quarter or Q2 2026) and the six-month period to June 30, 2026 (the half or H1 2026) compared to the three-month period to June 30, 2025 (Q2 2025) and the six-month period to June 30, 2025 (H1 2025) respectively. All percentage changes in sales in this press release are at CER, unless otherwise mentioned.

In Q2 2026, sales were €11,597 million and increased by 17.8%. Exchange rate movements had a negative effect of 1.8 percentage points (pp); therefore, at actual exchange rates, sales increased by 16.0%. The divestments of medicines/portfolio streamlining had a negative impact of 0.5pp on sales growth. In H1 2026, sales were €22,106 million and increased by 15.7%. Exchange rate movements had a negative effect of 4.6pp; therefore, at actual exchange rates, sales increased by 11.1%. The divestments of medicines/portfolio streamlining had a negative impact of 0.4pp on sales growth.
Sales by geography

Net sales (€ million)	Q2 2026	Change at CER	H1 2026	Change at CER
United States (US)	6,344	+33.5%	11,633	+29.9%
Europe	2,141	+1.3%	4,304	+3.6%
Rest of World	3,112	+3.7%	6,169	+1.9%
of which China	676	-4.9%	1,325	-3.5%
US sales were €6,344 million and increased by 33.5%. The growth was driven by pharma launches and Dupixent with newly acquired Heplisav-B in vaccines contributing to absolute growth, partly offset by Lantus and influenza vaccines.
Europe sales were €2,141 million and increased by 1.3%. The growth was driven by pharma launches and Dupixent, almost offset by lower sales of many legacy medicines as well as most vaccine areas.
Rest of World sales were €3,112 million and increased by 3.7%. The growth was driven by Dupixent and launches, including Beyfortus. Growth in rare diseases and diabetes more than offset declines in many legacy medicines. Most vaccine areas declined, with the biggest negative impact from polio/pertussis/hib vaccines (see below). China sales were €676 million and decreased by 4.9% in a slightly growing market. Sales were impacted by the vaccines business, in particular polio/pertussis/hib primary vaccines due to the decline in childbirths. The pharma business increased sales by a low single-digit percentage, driven by launches (Sarclisa, Rezurock, and Myqorzo) and by Dupixent that has returned to growth in 2026 after a price adjustment in 2025, partly offset by lower sales of legacy medicines.
Business operating income
In Q2 2026, business operating income (BOI) was €3,291 million and increased by 35.8% (33.7% at actual exchange rates) from €2,461 million in Q2 2025. The ratio of BOI to net sales was 28.4% and increased by 3.8pp (28.4% at actual exchange rates, up by 3.8pp). The increase was mainly driven by growth in business gross profit and operating leverage partly offset by the increase in other operating expenses from higher Regeneron profit sharing. In H1 2026, BOI was €6,258 million and increased by 22.3% (16.7% at actual exchange rates) from 5,363 million in H1 2025. The ratio of BOI to net sales was 28.5% and increased by 1.5pp (28.3% at actual exchange rates, up by 1.3pp).
Financial calendar

Q3 2026 results	Friday, October 30, 2026
Q4 2026 results	Thursday, January 28, 2027
Q1 2027 results	Friday, April 23, 2027
Q2 2027 results	Thursday, July 29, 2027

SANOFI PRESS RELEASE Q2 2026	2

Biopharma segment
Pharma
Comments on sales performance are provided for all launch medicines and established medicines with sales of minimum €100 million per quarter.
Launches
Recent pharma launches include the medicines ALTUVIIIO, Nexviazyme/Nexviadyme, Ayvakit, Sarclisa, Rezurock, Cablivi, Xenpozyme, Tzield/Teizeild, Wayrilz, Qfitlia, and Myqorzo. Individual sales comments are provided in the respective disease area sections while the combined performance of launches is set out in the table below:

Net sales (€ million)	Q2 2026	Change at CER	H1 2026	Change at CER
Total	1,305	+48.3%	2,476	+48.9%
Immunology

Net sales (€ million)	Q2 2026	Change at CER	H1 2026	Change at CER
Dupixent	5,154	+37.6%	9,324	+34.4%
Kevzara	177	+35.1%	301	+28.6%
Dupixent (atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP), eosinophilic esophagitis, prurigo nodularis, chronic spontaneous urticaria (CSU), chronic obstructive pulmonary disease (COPD), bullous pemphigoid, and allergic fungal rhinosinusitis (AFRS)) sales were €5,154 million and increased by 37.6%. Global sales continued to be driven by strong volume growth across approved indications and Dupixent retained a leading market position across its disease areas. US sales were €3,899 million and increased by 42.8%, driven primarily by strong demand as well as operational improvements and a favourable adjustment of gross-to-net deductions. In Europe, sales were €583 million and increased by 19.4%, reflecting growth across approved indications and continued growth in the larger markets, including Germany. In Rest of World, sales were €672 million and increased by 26.9%, mainly driven by Brazil and Canada.
Kevzara (rheumatoid arthritis, other rheumatological indications) sales were €177 million and increased by 35.1%, mainly driven by increased use in rheumatoid arthritis and polymyalgia rheumatica. US remained the biggest market (€122 million, +50.6%).
Rare diseases

Net sales (€ million)	Q2 2026	Change at CER	H1 2026	Change at CER
ALTUVIIIO	349	+23.7%	674	+32.3%
Fabrazyme	258	+0.4%	523	+4.0%
Nexviazyme/Nexviadyme	218	+15.6%	426	+14.5%
Ayvakit	190	—%	367	—%
Cerezyme	166	-4.6%	352	-1.7%
Alprolix	163	+15.9%	282	-1.6%
Myozyme/Lumizyme	108	-22.9%	220	-18.2%
Cablivi	85	+23.2%	153	+16.2%
Xenpozyme	64	+18.5%	127	+18.2%
Wayrilz	17	—%	27	—%
Qfitlia	7	+600.0%	12	+1200.0%
Myqorzo	2	—%	3	—%
ALTUVIIIO (haemophilia A) sales were €349 million of which 87% was in the US. Growth continued to be driven by patients switching from shorter half-life and legacy factor medicines, and some patients from non-factor medicines. Rest of World sales were €44 million and decreased by 11.3% from lower supplies to the collaborator Sobi. The haemophilia A factor medicine franchise sales (ALTUVIIIO and Eloctate combined) were €433 million and increased by 25.6%, driven by ALTUVIIIO’s continued launch performance, while Eloctate contributed €84 million and increased by 33.8%, driven by supplies to the collaborator Sobi.
Fabrazyme (Fabry disease) sales were €258 million and increased by 0.4%, driven by the US (+5.5%) from increased patient use and price, partly offset by Rest of World (€56 million, -9.1%) due to phasing in China.
Nexviazyme/Nexviadyme (Pompe disease) sales were €218 million and increased by 15.6%, driven by the US (+19.8%). Europe (+10.3%) and Rest of World (+14.3%) saw lower growth. Across all geographies, patients are switching from Myozyme/Lumizyme. The Pompe disease franchise sales (Nexviazyme/Nexviadyme and Myozyme/Lumizyme combined) were €326 million (-0.6%).
Ayvakit (systemic mastocytosis) sales were €190 million. Sales were split between the US (€168 million) and Europe (€22 million) with continued growth in the number of patients treated and their duration of treatment. Higher government rebates because of the originator Blueprint becoming part of Sanofi will continue to have a negative impact on US sales in 2026. On a market pro-forma basis, sales reached $221.3 million, an increase of 26.4% from $175.1 million in Q2 2025. Without the higher US rebates, sales growth would have been c.9pp higher. Royalty on sales by CStone Pharmaceuticals in China is recorded in Other revenues.

SANOFI PRESS RELEASE Q2 2026	3

Cerezyme (Gaucher disease) sales were €166 million and decreased by 4.6%, with growth in the US (+4.5%) and Europe (+1.7%) offset by lower sales in Rest of World (-15.9%), mainly from phasing in China. The Gaucher disease franchise sales (Cerezyme and Cerdelga combined) were €260 million and increased by 3.2%.
Alprolix (haemophilia B) sales were €163 million and increased by 15.9%, driven by Rest of World (€50 million, +57.6% or +€19 million) due to large supplies to the collaborator Sobi (none in Q1). Growth in the US (+3.6%) reflected market dynamics with fairly stable market share.
Myozyme/Lumizyme (Pompe disease) sales were €108 million and decreased by 22.9% driven by patients switching to Nexviazyme/Nexviadyme.
Cablivi (acquired thrombotic thrombocytopenic purpura) sales were €85 million and increased by 23.2%, driven by the US (+40.0%), mainly from increased patient use. Sales in Europe were €32 million (+6.7%) and in Rest of World €5 million (unchanged).
Xenpozyme (acid sphingomyelinase deficiency) sales were €64 million and increased by 18.5%, driven by Rest of World (+70.0%).
Wayrilz (immune thrombocytopenia) sales were €17 million, all in the US, with better momentum after approval in August 2025.
Qfitlia (haemophilia A and B) sales were €7 million, all in the US and most in haemophilia B, following approval in March 2025.
Myqorzo (obstructive hypertrophic cardiomyopathy) sales were €2 million, all in China, following approval in January 2026.
rovadicitinib (myelofibrosis, no brand name in English) launched in China during the second quarter with sales anticipated to be reported from Q3 2026 results.
Other main medicines

Net sales (€ million)	Q2 2026	Change at CER	H1 2026	Change at CER
Lantus	394	-7.0%	813	-3.8%
Toujeo	354	+4.4%	729	+7.5%
Plavix	216	-5.7%	440	-4.4%
Sarclisa	187	+35.7%	354	+33.0%
Lovenox	180	-15.8%	364	-19.2%
Praluent	164	+19.0%	317	+18.4%
Rezurock	163	+25.0%	296	+18.3%
Thymoglobulin	137	+10.3%	257	+8.5%
Aprovel	114	+9.8%	218	+4.2%
Tzield/Teizeild	23	+33.3%	37	+34.5%
Lantus sales were €394 million and decreased by 7.0%. US sales were €161 million and decreased by 17.1% from prior year gross-to-net adjustments. The past benefit of windfall sales from the unavailability of competing medicines partly subsided, as expected. Combined sales in Europe and Rest of World increased by 1.8% offsetting softer Toujeo sales in Q2.
Toujeo sales were €354 million and increased by 4.4%, driven mainly by the US (+8.3%) and Rest of World (+8.6%) while sales in Europe declined (-2.4%). Toujeo continued to experience solid volume growth and an increase in market shares worldwide.
Plavix sales were €216 million and decreased by 5.7%, driven by lower Rest of World sales (majority of sales, €195 million, -5.4%).
Sarclisa sales were €187 million and increased by 35.7%, driven by high growth in Rest of World (+52.5%). Sales in Europe were €56 million (+31.0%) and in the US €73 million (+27.6%), supporting increased use in earlier lines of treatment, specifically in front-line transplant-ineligible patients in combination with standard-of-care cytotoxic combinations.
Lovenox sales were €180 million and decreased by 15.8%, from lower sales in Europe (€95 million, -17.7%) and Rest of World (€82 million, -10.0%), driven by the sustained impact of biosimilars.
Praluent sales were €164 million and increased by 19.0% from higher sales in Europe (€134 million, +23.4%).
Rezurock sales were €163 million and increased by 25.0% from strong growth in Europe (€29 million, +114.3%), partly due to a one-time price adjustment. Sales in Rest of World (€22 million, +81.8%) benefited from the launch in China. Sales in the US were €112 million and increased by 7.5%.
Thymoglobulin sales were €137 million and increased by 10.3%, mainly driven by Rest of World (+17.1%).
Aprovel sales were €114 million and increased by 9.8%, with sales coming mainly from Rest of World (€97 million, +14.5%).
Tzield/Teizeild sales were €23 million, of which €21 million in the US, and increased by 33.3%. Launch in Europe (sales of €2 million) started. A total of over 1,000 patients has now received treatment with Tzield/Teizeild.
Vaccines

SANOFI PRESS RELEASE Q2 2026	4

Net sales (€ million)	Q2 2026	Change at CER	H1 2026	Change at CER
Polio/pertussis/hib primary and boosters, incl. Heplisav-B	700	+1.4%	1,364	+2.8%
Meningitis, travel, and endemic	287	-5.9%	565	-3.9%
Beyfortus	108	+54.2%	392	+13.2%
Influenza, COVID-19	54	-61.7%	121	-42.1%
Total	1,150	-4.7%	2,443	-1.1%
Vaccines sales were €1,150 million and decreased by 4.7%, mainly driven by lower sales of influenza and meningitis, travel, and endemic vaccines.
Polio/pertussis/hib (PPH) primary and booster vaccines, including Heplisav-B sales were €700 million and increased by 1.4%. Sales in the US (€258 million, +77.2%) benefited from the inclusion of newly acquired Heplisav-B while sales in Rest of World (€334 million, -21.2%) were impacted by a decline in childbirths, primarily in China.
Meningitis, travel, and endemic vaccines sales were €287 million and decreased by 5.9%, mainly driven by lower sales in meningitis in Rest of World (€89 million, -19.3%), partly offset by performance in travel and endemic in Europe (€58 million, +16.0%).
Beyfortus sales were €108 million and increased by 54.2%, driven by Rest of World (+37.1%) benefiting from the expanded geographical availability and use in the Southern Hemisphere. Beyfortus now protects babies in more than 45 countries worldwide.
Influenza, COVID-19 vaccines sales were €54 million and decreased by 61.7%, mainly due to 2025 one-offs from late-season use in the US and Europe and lower sales in the Southern Hemisphere, with Rest of World sales of €41 million (-39.7%).
Business operating income
In Q2 2026, Biopharma BOI was €3,275 million and increased by 35.6% (33.5% at actual exchange rates) from €2,454 million in Q2 2025. The ratio of BOI to net sales was 28.3% and increased by 3.7pp (28.2% at actual exchange rates, up by 3.6pp). The increase was mainly driven by growth in business gross profit and operating leverage partly offset by the increase in other operating expenses from higher Regeneron profit sharing. In H1 2026, Biopharma BOI was €6,230 million and increased by 22.2% (16.5% at actual exchange rates) from €5,347 million in H1 2025. The ratio of BOI to net sales was 28.4% and increased by 1.5pp (28.2% at actual exchange rates, up by 1.3pp).
Pipeline update
Sanofi has 61 projects in a pipeline across three main areas (Immunology, Rare diseases, and Vaccines) and selectively in the disease areas of Neurology and Oncology, including 36 potential new medicines and vaccines. The following section highlights significant developments in the late- and mid-stage pipeline since the prior results press release.
Highlights

Regulatory approvals	Dupixent – CSU children (US) Tzield – stage 3 T1D (US) Wayrilz – ITP (JP) Sarclisa SC – MM (US, EU, JP) Cenrifki – SPMS (EU)
Regulatory submission acceptances	Dupixent – AFRS (JP) venglustat – GD3 (US, EU, JP)
Phase 3 data readouts	Dupixent – LSC – did not meet primary endpoint amlitelimab – AD (ESTUARY) – positive efficacy results Nexviazyme – IOPD – primary endpoint met
Regulatory designations	venglustat – GD3 – priority review (US) Redemplo – sHTG – breakthrough (CN) SP0335 – influenza, H5 pandemic – fast-track (US) SP0340 – HMPV+RSV – fast-track (US)
The list of all pipeline changes is available from the Q2 2026 results investor presentation, pipeline appendix.
Immunology
Dupixent (dupilumab)
•The US Food and Drug Administration (FDA) approved Dupixent for the treatment of children aged two to 11 years with CSU who remain symptomatic despite histamine-1 antihistamine treatment. This expands the previous approval for Dupixent in adults and adolescents aged 12 years and older with CSU.
The approval is based primarily on data from the LIBERTY-CUPID clinical study programme. This includes extrapolation of efficacy and safety data from two phase 3 studies (Study A and Study C; clinical study identifier: NCT04180488) in certain adults and adolescents aged 12 years and older with CSU complemented with pharmacokinetics data from the single-arm, CUPIDKids (clinical study identifier: NCT05526521) phase 3 study in children aged two to 11 years with CSU. Study B (clinical study identifier: NCT04180488) provided additional safety data and evaluated Dupixent in patients aged 12 years and older who were inadequate responders or intolerant to anti-IgE therapy and symptomatic despite antihistamine use. Safety in children aged two to 11 years with CSU was supported by data from paediatric patients in other indications. In addition to the

SANOFI PRESS RELEASE Q2 2026	5

US, Dupixent is approved for CSU in certain children aged two to 11 years in the EU and other jurisdictions in the world and under regulatory review in Japan.
•At the time of Q1 2025 results on April 24, 2025, Sanofi announced the regulatory submission acceptance by the European Medicines Agency (EMA) of Dupixent for the treatment of bullous pemphigoid, a rare skin disease. Following feedback from the EMA on the ongoing review of Dupixent in this indication, Sanofi decided to withdraw the regulatory submission. Dupixent is approved for this indication in the US and Japan.
•The two phase 3 studies in the LIBERTY-LSC clinical programme, STYLE 1 (clinical study identifier: NCT06687967) and STYLE 2 (clinical study identifier: NCT06687980) of Dupixent in lichen simplex chronicus (LSC) did not meet their primary endpoints of itch reduction compared to placebo. LSC is a chronic skin disease characterised by persistent, severe itch. The safety data from these studies were generally consistent with the known safety profile of Dupixent. As a result of this outcome, Sanofi and Regeneron will conduct a thorough analysis of these data and plan to present them at a forthcoming medical meeting.
Tzield/Teizeild (teplizumab)
The FDA granted accelerated approval to Tzield to delay the decline in endogenous (own) insulin production in children aged eight to 17 years recently diagnosed with stage 3 type 1 diabetes (T1D).
The approval was supported by data from the PROTECT phase 3 study (clinical study identifier: NCT03875729), evaluating beta cell function as assessed by significantly slowing the decrease in mean C-peptide levels, a surrogate endpoint reasonably likely to predict clinical benefit, as well as data from the broader clinical development programme that included over 900 patients who received Tzield. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory study(ies). In line with this, the confirmatory BETA-PRESERVE phase 3 study (clinical study identifier: NCT07088068) was initiated and is currently enrolling participants.
In April 2026, the FDA had expanded the indication to delay the onset of stage 3 T1D in adults and children eight years and older with stage 2 T1D, to include children aged one year and above. Tzield is also approved to delay the onset of stage 3 T1D in adults and children eight years and older with stage 2 T1D in the EU (under the name Teizeild), and in other jurisdictions around the world. Tzield was previously designated by the FDA as breakthrough therapy and was granted orphan drug designation, for potential new medicines that treat rare diseases affecting fewer than 200,000 people in the US.
amlitelimab (OX40L mAb)
A decision was made that amlitelimab will not progress to regulatory submission as part of the ongoing strategic assessment of the pipeline. Sanofi has determined that the totality of efficacy and safety evidence generated to date does not support further development of amlitelimab in AD. While the ESTUARY phase 3 long-term extension study (clinical study identifier: NCT06407934) showed long-term maintenance of clinical response without relapse in patients aged 12 years and older with moderate-to-severe AD and an emerging safety profile that builds on previous data, amlitelimab would not represent a meaningful improvement to the standard of care for patients with AD. As a result, the development programme will be discontinued.
itepekimab (IL33 mAb)
Following a thorough assessment of the results from the two phase 3 studies in COPD, AERIFY 1 (clinical study identifier: NCT04701983) and AERIFY 2 (clinical study identifier: NCT04751487) that read out in May 2025, as well as taking into account changes in the competitive landscape, Sanofi and its collaborator Regeneron have decided not to proceed with development of itepekimab in COPD. As a result, the development programmes will be discontinued, including all studies in chronic rhinosinusitis.
balinatunfib (TNF inhibitor)
Interim analyses of two ongoing phase 2 studies for balinatunfib in Crohn’s disease (clinical study identifier: NCT06637631) and ulcerative colitis (clinical study identifier: NCT06867094) showed that the studies did not meet the internal efficacy expectations on clinical endpoints and/or the primary endpoint of clinical remission. As a result, the studies will not continue, and the development programme will be discontinued.
Rare diseases
Nexviazyme (avalglucosidase alfa)
Positive results from the Baby-COMET phase 3, single-arm, open-label study (clinical study identifier: NCT04910776), demonstrated that Nexviazyme met its primary endpoint of proportion of treatment-naïve paediatric patients six months of age and younger with infantile-onset Pompe disease (IOPD) alive and free of invasive ventilation at 52 weeks of treatment. In addition, the study met all secondary endpoints. In the Baby-COMET study, Nexviazyme was well tolerated, and safety was consistent with the established profile of the medicine. The data will support a regulatory submission for a label extension in the US, anticipated in the second half of 2026.
Pompe disease is a rare, inherited/genetic, progressive neuromuscular disease caused by a deficiency of the acid alpha-glucosidase enzyme that affects muscle function throughout the body. IOPD constitutes the most aggressive variant of this disease, manifesting with swift symptom progression during the first months of life. Without therapeutic intervention, IOPD results in severe and potentially fatal complications affecting the heart, breathing, and movement.
Nexviazyme is approved in multiple countries for the treatment of people living with Pompe disease, with specific indications varying by country. In the US, Nexviazyme was approved in 2021 for the treatment of late-onset Pompe disease (LOPD) in patients one year of age and older. In the EU, where the medicine is available under the name Nexviadyme, it received approval for the long-term enzyme replacement therapy of patients with Pompe disease (LOPD and IOPD) in 2022.

SANOFI PRESS RELEASE Q2 2026	6

Wayrilz (rilzabrutinib)
The Ministry of Health, Labour and Welfare (MHLW) in Japan granted marketing and manufacturing authorisation to Wayrilz for the treatment of persistent or chronic immune thrombocytopenia (ITP) in patients who do not respond sufficiently to other treatments or in whom tolerability is problematic. Wayrilz can help address the underlying causes of the disease, through multi-immune modulation, targeting key pathways across the immune system. The approval was based on the LUNA 3 phase 3 study (clinical study identifier: NCT04562766), in which Wayrilz met the primary and secondary endpoints, showing a positive impact on sustained platelet counts and other symptoms. Wayrilz is being studied across multiple other rare diseases, including IgG4-related disease (IgG4-RD), warm autoimmune haemolytic anaemia (wAIHA), and sickle cell disease. Japan has granted Wayrilz orphan drug designation for ITP, IgG4-RD, and wAIHA.
Myqorzo (aficamten)
In May, Cytokinetics, Sanofi’s licensor of Myqorzo in China, announced positive top-line results from the ACACIA-HCM phase 3 study (clinical study identifier: NCT06081894) of Myqorzo in patients with symptomatic non-obstructive hypertrophic cardiomyopathy. The study met both dual primary endpoints, demonstrating statistically significant improvements from baseline to week 36 compared to placebo in both the Kansas City cardiomyopathy questionnaire clinical summary score and in maximal exercise performance. In addition, statistically significant improvements compared to placebo were observed in key secondary endpoints including the proportion of participants with improvements in New York Heart Association functional class, the composite z-score of ventilatory efficiency and maximal exercise, and NT-proBNP, a cardiac risk biomarker. There were no new safety signals identified. The results are expected to form the basis for a regulatory submission in China in 2027.
Redemplo (plozasiran)
In China, Redemplo was granted a breakthrough designation for the reduction of triglyceride levels in adult patients with severe hypertriglyceridemia on the basis of dietary control, based on the AROAPOC3-2001 (SHASTA-2) phase 2b study (clinical study identifier: NCT04720534). Redemplo will be marketed in Greater China by Sanofi under an agreement with Arrowhead. In 2025, Sanofi purchased those rights from Visirna, a majority-owned subsidiary of Arrowhead created to develop and commercialise four of Arrowhead’s cardiometabolic pipeline medicines in Greater China. Sanofi plans to initiate launch of Redemplo in the near future for the reduction of triglyceride levels in adult patients with familial chylomicronaemia syndrome (FCS). FCS is a severe, rare disease characterised by triglyceride levels that can be ten to 100 times higher than normal leading to a substantially higher risk of developing acute, recurrent, and potentially fatal pancreatitis.
venglustat (glucosylceramide synthase inhibitor)
The FDA granted priority review to the new drug application (NDA) for venglustat for the treatment of type 3 Gaucher disease (GD3), a rare lysosomal storage disease. Priority review is given to regulatory applications seeking approval for therapies that have the potential to provide significant improvements in the treatment, diagnosis, or prevention of serious conditions. If approved, venglustat would become the first treatment available in the US to address the progressive neurological manifestations associated with GD3 and expand Sanofi’s portfolio of treatment options for patients living with lysosomal storage diseases. The target action date for the FDA decision is November 25, 2026. The NDA was supported by positive data from the LEAP2MONO phase 3 study (clinical study identifier: NCT05222906). Venglustat previously earned breakthrough therapy designation and fast-track designation from the FDA for its potential in GD3, as well as orphan designation for GD3 in the US, EU, and Japan. Venglustat is also currently under regulatory review for GD3 in the EU and Japan. Previously, in Fabry disease, another rare disease, venglustat did not meet the primary endpoint in the PERIDOT phase 3 study (clinical study identifier: NCT05206773) and recently also did not meet the primary endpoint in the CARAT phase 3 study (clinical study identifier: NCT05280548). The long-term extensions of the PERIDOT and CARAT studies are both continuing.
Oncology
Sarclisa (isatuximab)
•The European Commission (EC) approved Sarclisa subcutaneous (SC), at a fixed dose of 1400 mg, in combination with standard-of-care regimens for the treatment of patients with multiple myeloma (MM) across all existing indications for the Sarclisa intravenous (IV) formulation. Sarclisa can be dosed through manual SC administration or be used in conjunction with Enable Injections’ CirCLIQ® automated on-body injector (OBI), developed using the enFuse® platform, to subcutaneously deliver Sarclisa with the push of a button using a hidden, retractable, shorter, and thinner needle, and provide the flexibility of administration at patients’ homes and in the outpatient setting.
Sarclisa IV is currently approved across four indications in the EU, including in combination with bortezomib, lenalidomide, and dexamethasone (VRd) in both transplant-ineligible newly diagnosed MM (NDMM) and transplant-eligible NDMM. In relapsed and/or refractory (R/R) MM, Sarclisa is approved in combination with pomalidomide and dexamethasone (Pd) or with carfilzomib and dexamethasone. The approval of Sarclisa SC is based on the results from the pivotal IRAKLIA phase 3 study in R/R MM (clinical study identifier: NCT05405166), which demonstrated non-inferiority of the SC formulation compared to IV, as well as additional studies. In patients from countries where at-home administration was permissible, median injection duration with Sarclisa SC via an OBI was the same between clinic and at-home administration (13 minutes).
•The MHLW granted approval in Japan for Sarclisa SC formulation in combination with approved standard-of-care regimens for the treatment of MM. The approved indications for Sarclisa SC in Japan include combinations with Pd, or with carfilzomib for the treatment of R/R MM and in combination with VRd, for the treatment of adult patients with NDMM. A regulatory submission for the CirCLIQ OBI, submitted by Enable Injections, is under review in Japan. This approval was also based on results from the IRAKLIA phase 3 study as well as supportive studies. In Japan, Sarclisa IV is currently approved across five indications, including in combination with VRd in NDMM, as well as four different treatment regimens in R/R MM (in combination with Pd, in combination with carfilzomib and dexamethasone, in combination with dexamethasone alone, or as a monotherapy).

SANOFI PRESS RELEASE Q2 2026	7

•The FDA approved SC Sarclisa, brand name Escena, in combination with standard-of-care regimens for the treatment of patients with MM across all existing indications of Sarclisa IV formulation. With the approval, Sarclisa Escena is the first anticancer treatment to be administered through both an OBI and manual SC administration. Like other geographies, the FDA approval was supported by multiple studies, including the pivotal IRAKLIA phase 3 study, which demonstrated Sarclisa Escena administered subcutaneously via an OBI provided similar efficacy, pharmacokinetics and safety compared to IV infusion, along with a significantly shorter treatment time and fewer infusion-related reactions. The approval of Sarclisa Escena with Enable Injections’ CirCLIQ OBI offers the potential to change the overall patient experience in MM treatment. In addition, the CirCLIQ may streamline the administration process for providers, offering the potential to reduce the physical burden on nurses with a hands-free device and providing more freedom for patient monitoring and interaction.
Sarclisa is currently approved across three indications in the US, including in combination with VRd in NDMM patients not eligible for autologous stem cell transplant. In R/R MM, Sarclisa is approved in combination with Pd in patients who have received ≥two prior therapies, including lenalidomide and a proteasome inhibitor and have relapsed on the last therapy, as well as in combination with carfilzomib and dexamethasone in patients who have received one to three prior lines of therapy.
•An application for Sarclisa SC administered via manual injection is currently under review in China.
Neurology
Cenrifki (tolebrutinib)
The EC approved Cenrifki for the treatment of secondary progressive multiple sclerosis (SPMS) without relapses in the last two years. This follows the positive opinion by the EMA's Committee for Medicinal Products for Human Use. The approval was based on results from the HERCULES phase 3 study (clinical study identifier: NCT04411641) in non-relapsing SPMS (nrSPMS), with supporting data from the GEMINI 1 (clinical study identifier: NCT04410978) and GEMINI 2 (clinical study identifier: NCT04410991) phase 3 studies in relapsing multiple sclerosis (RMS). The HERCULES study demonstrated that Cenrifki significantly delayed the onset of disability progression in nrSPMS. Drug-induced liver injury (DILI) is an identified safety risk of Cenrifki. Strict adherence to liver monitoring requirements, and prompt management of liver enzyme elevations, are important to mitigate DILI risk. Sanofi will make Cenrifki commercially available in Germany this year in close collaboration between local medical teams, treating MS specialists and their patients, all supported by the required risk management programme and robust patient support programme.
riliprubart (C1s mAb)
In June, it was announced that the riliprubart MOBILIZE phase 3 study (clinical study identifier: NCT06290128) in patients with chronic inflammatory demyelinating polyneuropathy (CIDP) refractory to standard-of-care treatment would be stopped. This decision followed an interim analysis by an independent data monitoring committee, which determined that the MOBILIZE study was unlikely to provide sufficient efficacy. No safety signals related to riliprubart were identified as part of this interim analysis. The continuation of other ongoing studies with riliprubart, including the VITALIZE phase 3 study (clinical study identifier: NCT06290141) in IVIg-treated patients with CIDP, were being evaluated accordingly. The VITALIZE study continues as planned.
Vaccines
SP0335 (influenza, H5 pandemic, inactivated adjuvanted)
The FDA granted fast-track designation to SP0335, an inactivated, adjuvanted egg-based vaccine candidate for H5 pandemic influenza. The vaccine is currently in phase 2 studies. Sanofi has received funding from the Biomedical Advanced Research and Development Authority within the Administration for Strategic Preparedness and Response, part of the Department of Health and Human Services in the US, for early-stage clinical work on SP0335 including the Matrix-M adjuvant licensed from Novavax.
SP0340 (human metapneumovirus and respiratory syncytial virus)
The FDA granted fast-track designation to SP0340, a protein-based, bivalent vaccine candidate for the prevention of human metapneumovirus (HMPV) and respiratory syncytial virus (RSV) infections in older adults. The vaccine is currently in a phase 1 study.
Anticipated major upcoming pipeline milestones

	Medicine/vaccine	Indication	Description
H2 2026	Dupixent	CSU children	regulatory decision (JP)
	Nexviazyme	IOPD	regulatory submission (US)
	venglustat	GD3	regulatory decision (US)
	efdoralprin alfa	alpha-1 antitrypsin deficiency emphysema	regulatory submission (US)
	Sarclisa	MM transplantation-eligible	phase 3 data
	Fluzone HD/Efluelda	influenza 50 years+	regulatory decision (US)
	SP0087	rabies	regulatory decision (EU)
regulatory submission (US)

SANOFI PRESS RELEASE Q2 2026	8

2027	Dupixent	AFRS	regulatory decision (JP)
	brivekimig	hidradenitis suppurativa	phase 2 data
	lunsekimig	asthma, high risk	phase 2 data
	venglustat	GD3	regulatory decision (EU, JP)
	fitusiran	haemophilia A/B	phase 3 data (12 years+)
regulatory submission (EU, JP)
	frexalimab	RMS	phase 3 data
regulatory submission
	riliprubart	CIDP	phase 3 data
regulatory submission (US, EU)
	Sarclisa	SC	regulatory decision (CN)
		MM transplantation-eligible	regulatory submission (US)
	Myqorzo	non-obstructive hypertrophic cardiomyopathy	regulatory submission (CN)
	Redemplo	severe hypertriglyceridemia	regulatory submission (CN)
	Fluzone HD/Efluelda	influenza 50 years+	regulatory decision (EU)
	SP0202	pneumococcal disease	phase 3 data
	SP0218	yellow fever	phase 3 data
regulatory submission (EU)
2028	Wayrilz	IgG4-RD	phase 3 data
regulatory submission (US, EU)
		wAIHA	phase 3 data
regulatory submission (US, EU)
	Sarclisa	smouldering MM	phase 3 data
regulatory submission
	frexalimab	SPMS	phase 3 data
regulatory submission
	SP0202	pneumococcal disease	regulatory submission (US, EU)
	SP0218	yellow fever	regulatory submission (US)
A status on the Sanofi pipeline as of June 30, 2026, is available at: https://www.sanofi.com/en/our-science/our-pipeline.

SANOFI PRESS RELEASE Q2 2026	9

Sustainability update
GHU progress on access and healthcare system strengthening
Sanofi’s Global Health Unit (GHU) aims to provide access to a broad portfolio of medicines in countries with the highest unmet medical needs. To that end, the GHU offers Impact®: a not-for-profit brand of WHO-essential, standard-of-care medicines produced by Sanofi.
The Impact® medicines portfolio is now available in 30 countries1 and marks a significant step in expanding access to quality medicines in underserved regions globally. This milestone reflects the GHU's operational progress and supports the trajectory toward reaching two million patients with non-communicable diseases (NCDs) treatments by 2030.
The GHU is also strengthening healthcare systems across 40 underserved countries through strategic partnerships, reaching 6.6 million beneficiaries – of whom 6.5 million were screened for NCDs, 1.1 million diagnosed, and nearly 500,000 linked to care (medical treatment, monitoring, support services, etc.). In parallel, over 40,000 healthcare professionals and community health workers have been trained, and more than 1,000 pharmacies, distributors, and clinics supported to improve supply chain efficiency.
AccesS diabetes programme expands to South Africa and India
Sanofi's AccesS Diabetes programme addresses potential barriers to diabetes care by providing patient support initiatives, capacity and capability building, and high-quality analogue insulin through partnerships with governments and stakeholders tailored to country-specific needs.
Sanofi signed two new memoranda of understanding in South Africa and India (State of Madhya Pradesh), marking a significant expansion of its diabetes access initiatives in regions with substantial unmet medical needs. In Madhya Pradesh, the programme also aims to strengthen the infrastructure for diagnosis and treatment of rare diseases.
The AccesS Diabetes programme has now been rolled out in Ghana, Nigeria (States of Delta and Kano), South Africa and India (State of Madhya Pradesh).
The Democratic Republic of the Congo approves acoziborole: the first single-dose treatment for sleeping sickness
Building on the positive EMA opinion in the first quarter of 2026, the Democratic Republic of the Congo has approved acoziborole, a breakthrough, single-dose oral treatment. Following successful clinical studies in the DRC and Guinea, this registration marks an important step forward in the fight against gambiense human African trypanosomiasis.
ESG ratings
Sanofi has been recognised on the list of the World’s Most Sustainable Companies by TIME2 for the third consecutive year out of over 5,000 companies assessed, ranking second in the pharmaceutical industry.
Sanofi’s current ESG rankings:
1 Through registration or import licenses.
2 TIME, https://time.com/article/2026/06/23/worlds-most-sustainable-companies-2026/.

SANOFI PRESS RELEASE Q2 2026	10

Q2 and H1 2026 financial results
Business net income1
Net sales were €11,597 million in Q2 2026 and increased by 16.0% (17.8% at CER) from €9,994 million in Q2 2025. In H1 2026, net sales were €22,106 million and increased by 11.1% (15.7% at CER) from €19,889 million in H1 2025.
Other revenues were €703 million in Q2 2026 and decreased by 5.1% (4.3% at CER) from €741 million in Q2 2025. VaxServe sales of non-Sanofi vaccines were €392 million and decreased by 9.0% (6.7% at CER). In addition, other revenues included sales of Opella consumer-health products in certain markets (€124 million), manufacturing services and other (€108 million), royalties (€49 million), and supply sales to Opella (€30 million). In H1 2026, other revenues were €1,438 million and decreased by 1.0% (increased by 2.7% at CER) from €1,452 million in H1 2025. VaxServe sales of non-Sanofi products were €746 million and decreased by 11.4% (5.6% at CER). In addition, other revenues included manufacturing services and other (€271 million), sales of Opella consumer-health products in certain markets (€270 million), royalties (€91 million), and supply sales to Opella, etc. (€60 million).
Business gross profit was €9,411 million in Q2 2026 and increased by 21.6% (23.6% at CER) from €7,742 million in Q2 2025. Following regulatory approvals of Sarclisa SC, past manufacturing provisions amounting to more than €200 million were reversed. The business gross margin was 81.2% and increased by 3.7pp (81.3% at CER, up by 3.8pp). The margin improvement in Q2 was driven by improved product mix, including a higher proportion of speciality care and rare disease medicines and the reversal mentioned. In H1 2026, business gross profit was €17,599 million and increased by 13.8% (19.0% at CER) from €15,460 million in H1 2025. The benefit from the Sarclisa SC manufacturing provision reversal amounted to less than €200 million. The business gross margin was 79.6% and increased by 1.9pp (80.0% at CER, up by 2.3pp).
Research and Development expenses were €2,233 million in Q2 2026 and increased by 17.0% (17.9% at CER) from €1,909 million in Q2 2025. The increase includes more than €200 million of wind-down costs from decisions made on the pipeline. The ratio of R&D to net sales was 19.3% and increased by 0.2pp (19.1% at CER, unchanged). In H1 2026, R&D expenses were €3,980 million and increased by 7.1% (9.9% at CER) from €3,717 million in H1 2025. The ratio of R&D to net sales was 18.0% and down by 0.7pp (17.8% at CER, down by 0.9pp).
Selling and general expenses were €2,465 million in Q2 2026 and increased by 7.9% (9.0% at CER) from €2,284 million in Q2 2025. The increase was elevated by the consolidation of recent acquisitions: Blueprint (July 2025) and Dynavax (February 2026). The ratio of expenses to net sales was 21.3% and decreased by 1.6pp (21.2% at CER, down by 1.7pp). In H1 2026, SG&A expenses were €4,792 million and increased by 6.3% (10.3% at CER) from €4,506 million in H1 2025, also driven by the aforementioned factors. The ratio of SG&A to net sales was 21.7% and decreased by 1.0pp (21.6% at CER, down by 1.1pp).
Total operating expenses were €4,698 million in Q2 2026 and increased by 12.0% (13.1% at CER) from €4,193 million in Q2 2025. In H1 2026, total operating expenses were €8,772 million and increased by 6.7% (10.1% at CER) from €8,223 million in H1 2025.
Other operating income net of expenses was -€1,446 million in Q2 2026 and increased by 29.6% (35.2% at CER) from -€1,116 million in Q2 2025. In H1 2026, other operating income net of expenses was -€2,636 million and increased by 35.7% (46.8% at CER) from -€1,943 million in H1 2025. Details are available from the table below:

(€ million)	Q2 2026	Q2 2025	H1 2026	H1 2025

Gains on asset divestments	203	115	241	343
of which medicine divestments/portfolio streamlining	192	114	228	334
Amvuttra® income	217	57	398	120
Other	98	30	161	70
Total other operating income	518	202	800	533

Regeneron alliance:	(1,850)	(1,265)	(3,228)	(2,327)
(i) (Profit)/loss sharing	(1,972)	(1,360)	(3,486)	(2,475)
(ii) Additional profit share for development cost from Regeneron	291	272	594	494
(iii) Selling expense reimbursements to Regeneron	(169)	(177)	(336)	(346)
Other	(114)	(53)	(208)	(149)
Total other operating expenses	(1,964)	(1,318)	(3,436)	(2,476)

Other operating income net of expenses	(1,446)	(1,116)	(2,636)	(1,943)
Share of profit from associates and joint ventures was €27 million in Q2 2026 compared to €29 million in Q2 2025 and mainly included the share of profit related to Vaxelis. EUROAPI and Opella are included only in the IFRS accounts (please see the net income reconciliation below). In H1 2026, share of profit from associates was €74 million compared to €77 million in H1 2025 and mainly included the share of profit related to Vaxelis.
Business operating income was €3,291 million in Q2 2026 and increased by 33.7% (35.8% at CER) from €2,461 million in Q2 2025. The ratio of BOI to net sales was 28.4% and increased by 3.8pp (28.4% at CER, up by 3.8pp). The increase was mainly driven by growth in business gross profit and operating leverage (see total operating expenses above) partly offset by the increase in other operating expenses from higher Regeneron profit sharing. In H1 2026, BOI was €6,258 million and increased by 16.7% (22.3% at CER) from €5,363 million in H1 2025. The ratio of BOI to net sales was 28.3% and increased by 1.3pp (28.5% at CER, up by 1.5pp).
1 See Appendix 3 for the consolidated income statement; see Appendix 8 for definitions of non-IFRS financial indicators; and see Appendix 4 for reconciliation of IFRS net income to business net income.

SANOFI PRESS RELEASE Q2 2026	11

Net financial expenses were €104 million in Q2 2026 compared to €59 million in Q2 2025, reflecting higher net debt in the quarter. In H1 2026, net financial expenses were €182 million compared to €127 million in H1 2025, similarly reflecting higher net debt in the first half.
The effective tax rate was 21.7% in Q2 2026 and increased from 19.5% in Q2 2025. Generally, the effective tax rate will fluctuate from quarter to quarter. In H1 2026, the effective tax rate was 21.8% and increased from 21.0% in H1 2025. Following decisions made on the pipeline, Sanofi now anticipates an effective tax rate in 2026 of c.21%.
Business net income was €2,501 million in Q2 2026 and increased by 28.9% (+31.0% at CER) from €1,940 million in Q2 2025. The ratio of business net income to net sales was 21.6% and increased by 2.2pp (21.6% at CER, up by 2.2pp). In H1 2026, business net income was €4,765 million and increased by 14.8% (20.4% at CER) from €4,152 million in H1 2025. The ratio of business net income to net sales was 21.6% and increased by 0.7pp (21.7% at CER, up by 0.8pp).
Business earnings per share (business EPS) was €2.09 in Q2 2026 and increased by 31.4% (33.3% at CER) from €1.59 in Q2 2025. The average number of shares outstanding was 1,196.6 million in Q2 2026 compared to 1,217.1 million in Q2 2025. In H1 2026, business EPS was €3.97 and increased by 17.1% (22.7% at CER) from €3.39 in H1 2025. The average number of shares outstanding was 1,200.4 million in H1 2026 compared to 1,225.5 million in H1 2025.
Opella
On April 30, 2025, Sanofi and CD&R closed the Opella transaction, creating an independent global consumer healthcare leader. Sanofi retained a significant shareholding in Opella through a 48.2% equity interest in OPAL JV Co, which indirectly holds 100% of Opella. Bpifrance owns 1.8% and CD&R the remaining 50.0%. The transaction was completed on the terms previously disclosed, and Sanofi received net cash proceeds of €10.4 billion. To aid the ongoing assessment of the value of Sanofi’s Opella stake, Opella’s summary financials are disclosed at Q2/H1 and Q4/FY financial results.
Reconciliation of IFRS net income to business net income (see Appendix 4)
In H1 2026, the IFRS net income was €1,957 million. The main items excluded from the business net income were:
•Net income from discontinued operations amounted to €26 million.
•An amortisation charge of €1,087 million, of which €937 million related to intangible assets measured at their acquisition-date fair values (mainly Ayvakit 295 million, Bioverativ €285 million, Tzield €100 million, Ablynx €82 million, Rezurock €76 million, Beyfortus €59 million, Heplisav B €38 million, and Aventis €2 million), and €45 million related to intangible assets from separate acquisitions, measured initially at acquisition cost (licenses/products). These items had no cash impact.
•An impairment expense of €1,031 million mainly comprising a €952 million impairment loss related to the amlitelimab intangible asset.
•A €210 million step-up inventory amortisation related to the Blueprint and Dynavax acquisitions was reported in the cost of sales line.
•Restructuring costs and similar items of €563 million, mainly related to redundancy plans of €284 million, expenses related to assets of €179 million, and to integration and acquisition costs of €73 million (including Blueprint and Dynavax).
•Other gains and losses, and litigation costs of €95 million.
•A financial income of €146 million mainly related to the re-measurement of the liability related to royalty on Beyfortus US sales.
•A €423 million tax effect arising from the items listed above, mainly comprising €198 million of deferred taxes generated by amortisation and impairment of intangible assets, and €89 million associated with restructuring costs and similar items.
•Other items included Sanofi’s share of losses from associates EUROAPI and OPAL JV Co (Opella).
Cash flow
In H1 2026, after a change in net working capital of -€412 million and capital expenditures of -€967 million, free cash flow before restructuring, acquisitions, and disposals amounted to €4,308 million. After payments related to restructuring and similar items of -€411 million, acquisitions1 of -€534 million, and proceeds from disposals1 of €361 million, free cash flow2 was €3,724 million.
In April, Sanofi priced an offering of €2.3 billion of notes across 3 tranches: €1,000 million fixed-rate notes, due in May 2029, bearing interest at an annual rate of 3.00%, €650 million fixed-rate notes, due in May 2033, bearing interest at an annual rate of 3.375%, and €650 million fixed-rate notes, due in May 2037, bearing interest at an annual rate of 3.75%. The notes were issued under Sanofi's Euro Medium Term Note programme. Sanofi intends to use the net proceeds of the offering for general corporate purposes.
Net debt
Mainly including the acquisition of Dynavax for -€1,635 million, the impact of the share buyback of -€1,009 million, the dividend paid of -€4,923 million, the foreign exchange impact on net debt of -€194 million, and the net cash outflow from the Opella transaction of -€220 million, the change in net debt was -€4,525 million. As a result, net debt increased from €10,988 million on January 1, 2026 (after the adjustment from IFRS9 amendment on beginning of the period), to €15,513 million on June 30, 2026 (amount net of €6,350 million in cash and cash equivalents).
1 Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
2 Non-IFRS financial measure (definition in Appendix 8).

SANOFI PRESS RELEASE Q2 2026	12

Shareholder return
On April 29, 2026, at the annual general meeting, shareholders approved the proposed dividend of €4.12 per share for 2025, marking 31 years of consecutive dividend increases. Additionally, Sanofi executed a €1 billion share buyback programme in 2026, with the purpose of share cancellation. The programme was completed in April 2026.

Media Relations
Sandrine Guendoul	+33 6 25 09 14 25	sandrine.guendoul@sanofi.com
Evan Berland	+1 215 432 0234	evan.berland@sanofi.com
Léo Le Bourhis	+33 6 75 06 43 81	leo.lebourhis@sanofi.com
Victor Rouault	+1 617 356 4751	victor.rouault@sanofi.com
Timothy Gilbert	+1 516 521 2929	timothy.gilbert@sanofi.com
Léa Ubaldi	+33 6 30 19 66 46	lea.ubaldi@sanofi.com
Ekaterina Pesheva	+1 410 926 6780	ekaterina.pesheva@sanofi.com
Laura Romby	+33 6 74 16 74 29	laura.romby@sanofi.com

Investor Relations
Thomas Kudsk Larsen	+44 7545 513 693	thomas.larsen@sanofi.com
Alizé Kaisserian	+33 6 47 04 12 11	alize.kaisserian@sanofi.com
Keita Browne	+1 781 249 1766	keita.browne@sanofi.com
Nathalie Pham	+33 7 85 93 30 17	nathalie.pham@sanofi.com
Nina Goworek	+1 908 569 7086	nina.goworek@sanofi.com
Thibaud Châtelet	+33 6 80 80 89 90	thibaud.chatelet@sanofi.com
Yun Li	+33 6 84 00 90 72	yun.li3@sanofi.com

SANOFI PRESS RELEASE Q2 2026	13

Appendices

SANOFI PRESS RELEASE Q2 2026	14

Appendix 1: Q2 2026 net sales by medicine/vaccine and geography

Q2 2026 (€ million)	Total sales	Change at CER	Change	US	Change at CER	Europe	Change at CER	Rest of World	Change at CER
Immunology
Dupixent	5,154	+37.6%	+34.5%	3,899	+42.8%	583	+19.4%	672	+26.9%
Kevzara	177	+35.1%	+32.1%	122	+50.6%	40	+11.4%	15	+6.3%
Rare diseases
ALTUVIIIO (*)	349	+23.7%	+19.9%	305	+31.5%	—	—%	44	-11.3%
Fabrazyme	258	+0.4%	-1.9%	132	+5.5%	70	0.0%	56	-9.1%
Nexviazyme/Nexviadyme (*)	218	+15.6%	+13.5%	112	+19.8%	75	+10.3%	31	+14.3%
Ayvakit (*)	190	—%	—%	168	—%	22	—%	0	—%
Cerezyme	166	-4.6%	-4.0%	45	+4.5%	61	+1.7%	60	-15.9%
Alprolix	163	+15.9%	+12.4%	113	+3.6%	—	—%	50	+57.6%
Myozyme	108	-22.9%	-22.9%	40	-7.0%	28	-39.6%	40	-20.4%
Cerdelga	94	+20.0%	+17.5%	54	+30.2%	36	+6.1%	4	+25.0%
Cablivi (*)	85	+23.2%	+23.2%	48	+40.0%	32	+6.7%	5	—%
Eloctate	84	+33.8%	+29.2%	40	-6.7%	—	—%	44	+125.0%
Aldurazyme	80	+17.4%	+15.9%	18	+11.8%	21	-4.5%	41	+36.7%
Xenpozyme (*)	64	+18.5%	+18.5%	24	+13.6%	22	0.0%	18	+70.0%
Wayrilz (*)	17	—%	—%	17	—%	0	—%	0	—%
Qfitlia (*)	7	+600.0%	+600.0%	7	+600.0%	0	—%	0	—%
Myqorzo (*)	2	—%	—%	—	—%	—	—%	2	—%
Oncology
Sarclisa (*)	187	+35.7%	+33.6%	73	+27.6%	56	+31.0%	58	+52.5%
Jevtana	70	+10.6%	+6.1%	47	0.0%	0	-100.0%	23	+50.0%
Other main medicines
Lantus	394	-7.0%	-7.5%	161	-17.1%	73	-2.7%	160	+3.9%
Toujeo	354	+4.4%	+4.7%	63	+8.3%	125	-2.4%	166	+8.6%
Plavix	216	-5.7%	-5.7%	1	0.0%	20	-9.1%	195	-5.4%
Lovenox	180	-15.8%	-13.9%	3	-66.7%	95	-17.7%	82	-10.0%
Praluent	164	+19.0%	+19.7%	0	0.0%	134	+23.4%	30	+3.3%
Rezurock (*)	163	+25.0%	+23.5%	112	+7.5%	29	+114.3%	22	+81.8%
Thymoglobulin	137	+10.3%	+8.7%	87	+8.6%	10	0.0%	40	+17.1%
Aprovel	114	+9.8%	+11.8%	0	-100.0%	17	0.0%	97	+14.5%
Soliqua/iGlarLixi	86	+30.3%	+30.3%	29	+45.0%	12	-7.7%	45	+36.4%
Multaq	71	-8.9%	-10.1%	63	-8.5%	3	+50.0%	5	-33.3%
Apidra	70	+1.4%	+1.4%	0	-100.0%	24	-11.5%	46	+17.5%
Synvisc	58	-3.4%	-1.7%	38	+11.1%	5	+25.0%	15	-36.8%
Tzield/Teizeild (*)	23	+33.3%	+27.8%	21	+31.3%	2	—%	0	-50.0%
Others	835	-9.8%	-9.9%	87	-31.5%	250	-12.6%	498	-2.9%
Industrial Sales	109	-25.5%	-26.8%	6	+600.0%	102	-28.1%	1	-150.0%
Vaccines
Polio/pertussis/hib primary vaccines and boosters, incl. Heplisav-B (**)	700	+1.4%	+1.0%	258	+77.2%	108	-12.9%	334	-21.2%
Meningitis, travel, and endemic	287	-5.9%	-6.5%	140	-3.4%	58	+16.0%	89	-19.3%
Beyfortus (**)	108	+54.2%	+50.0%	19	+533.3%	7	—%	82	+37.1%
Influenza, COVID-19 (**)	54	-61.7%	-61.7%	(7)	-125.9%	20	-56.5%	41	-39.7%
Biopharma	11,597	+17.8%	+16.0%	6,344	+33.5%	2,141	+1.3%	3,112	+3.7%
Pharma launches (*)	1,305	+48.3%	+45.5%	887	+58.3%	238	+35.2%	180	+25.0%
Launches (*), (**)	1,530	+61.1%	+57.9%	1,019	+81.1%	245	+33.9%	266	+30.0%

SANOFI PRESS RELEASE Q2 2026	15

Appendix 1: H1 2026 net sales by medicine/vaccine and geography

H1 2026 (€ million)	Total sales	Change at CER	Change	US	Change at CER	Europe	Change at CER	Rest of World	Change at CER
Immunology
Dupixent	9,324	+34.4%	+27.5%	6,922	+39.5%	1,146	+20.9%	1,256	+20.8%
Kevzara	301	+28.6%	+22.9%	207	+45.7%	73	+10.8%	21	-20.7%
Rare diseases
ALTUVIIIO (*)	674	+32.3%	+24.4%	576	+34.4%	—	—%	98	+20.9%
Fabrazyme	523	+4.0%	-0.4%	256	+4.6%	138	+2.2%	129	+4.6%
Nexviazyme/Nexviadyme (*)	426	+14.5%	+10.1%	211	+15.4%	152	+15.2%	63	+10.0%
Ayvakit (*)	367	—%	—%	322	—%	44	—%	1	—%
Cerezyme	352	-1.7%	-3.0%	86	+1.1%	126	+5.0%	140	-8.5%
Alprolix	282	-1.6%	-7.5%	215	-4.2%	—	—%	67	+7.7%
Myozyme	220	-18.2%	-20.0%	77	-9.9%	62	-36.1%	81	-6.9%
Cerdelga	183	+14.5%	+10.2%	101	+21.3%	74	+7.4%	8	—%
Cablivi (*)	153	+16.2%	+12.5%	87	+29.6%	58	+5.5%	8	-20.0%
Aldurazyme	147	-7.4%	-9.8%	36	+8.3%	44	+2.3%	67	-19.0%
Eloctate	142	+12.6%	+5.2%	77	-14.4%	—	—%	65	+81.6%
Xenpozyme (*)	127	+18.2%	+15.5%	47	+6.4%	44	—%	36	+89.5%
Wayrilz (*)	27	—%	—%	27	—%	0	—%	0	—%
Qfitlia (*)	12	+1200.0%	+1100.0%	12	+1200.0%	0	—%	0	—%
Myqorzo (*)	3	—%	—%	—	—%	0	—%	3	—%
Oncology
Sarclisa (*)	354	+33.0%	+28.3%	132	+17.6%	108	+30.1%	114	+60.8%
Jevtana	136	+4.3%	-3.5%	94	-6.5%	1	-50.0%	41	+45.2%
Other main medicines
Lantus	813	-3.8%	-7.2%	344	-6.6%	146	-2.7%	323	-0.9%
Toujeo	729	+7.5%	+5.3%	134	+14.3%	259	+3.6%	336	+7.9%
Plavix	440	-4.4%	-7.0%	2	0.0%	40	-9.1%	398	-4.0%
Lovenox	364	-19.2%	-18.6%	5	-44.4%	202	-19.4%	157	-17.8%
Praluent	317	+18.4%	+18.7%	0	0.0%	265	+25.8%	52	-8.6%
Rezurock (*)	296	+18.3%	+12.5%	218	+5.5%	36	+60.9%	42	+110.0%
Thymoglobulin	257	+8.5%	+3.6%	157	+7.8%	20	-4.8%	80	+13.7%
Aprovel	218	+4.2%	+2.8%	1	-66.7%	33	-5.7%	184	+7.5%
Soliqua/iGlarLixi	165	+24.3%	+21.3%	53	+27.3%	24	-3.8%	88	+33.3%
Multaq	151	+0.6%	-5.6%	137	+1.4%	5	0.0%	9	-10.0%
Apidra	140	+1.4%	—%	2	-60.0%	51	-3.8%	87	+8.4%
Synvisc	93	-16.7%	-18.4%	59	-7.4%	9	0.0%	25	-37.8%
Tzield/Teizeild (*)	37	+34.5%	+27.6%	32	+25.9%	4	+300.0%	1	0.0%
Others	1,700	-11.8%	-13.2%	162	-29.4%	514	-13.5%	1,024	-7.3%
Industrial Sales	190	-21.9%	-24.3%	7	+700.0%	181	-22.4%	2	-88.9%
Vaccines
Polio/pertussis/hib primary vaccines and boosters, incl. Heplisav-B (**)	1,364	+2.8%	+0.2%	487	+61.3%	206	-7.6%	671	-17.2%
Meningitis, travel, and endemic	565	-3.9%	-7.2%	268	-11.0%	118	+22.9%	179	-5.7%
Beyfortus (**)	392	+13.2%	+10.1%	65	+2.9%	87	+2.4%	240	+21.2%
Influenza, COVID-19 (**)	121	-42.1%	-43.5%	16	-64.8%	33	-34.6%	72	-34.3%
Biopharma	22,106	+15.7%	+11.1%	11,633	+29.9%	4,304	+3.6%	6,169	+1.9%
Pharma launches (*)	2,476	+48.9%	+42.0%	1,664	+55.7%	446	+32.2%	366	+41.1%
Launches (*), (**)	3,047	+51.8%	+45.1%	1,891	+66.9%	546	+29.6%	610	+33.2%

SANOFI PRESS RELEASE Q2 2026	16

Appendix 2: Business net income

Q2 2026	Biopharma			Other			Total group
(€ million)	Q2 2026	Q2 2025	Change	Q2 2026	Q2 2025	Change	Q2 2026	Q2 2025	Change
Net sales	11,597	9,994	+16.0%	—	—	—%	11,597	9,994	+16.0%
Other revenues	579	629	-7.9%	124	112	+10.7%	703	741	-5.1%
Cost of sales	(2,825)	(2,927)	-3.5%	(64)	(66)	-3.0%	(2,889)	(2,993)	-3.5%
As % of net sales	(24.4%)	(29.3%)	4.9pp	—%	—%		(24.9%)	(29.9%)	5.0pp
Business gross profit	9,351	7,696	+21.5%	60	46	+30.4%	9,411	7,742	+21.6%
As % of net sales	80.6%	77.0%	3.6pp	—%	—%		81.2%	77.5%	3.7pp
Research and development expenses	(2,233)	(1,908)	+17.0%	—	(1)	-100.0%	(2,233)	(1,909)	+17.0%
As % of net sales	(19.3%)	(19.1%)	-0.2pp	—%	—%		(19.3%)	(19.1%)	-0.2pp
Selling and general expenses	(2,424)	(2,247)	+7.9%	(41)	(37)	+10.8%	(2,465)	(2,284)	+7.9%
As % of net sales	(20.9%)	(22.5%)	1.6pp	—%	—%		(21.3%)	(22.9%)	1.6pp
Other operating income/expenses	(1,443)	(1,115)	+29.4%	(3)	(1)	+200.0%	(1,446)	(1,116)	+29.6%
Share of profit/loss of associates and joint ventures[1]	27	29		—	—		27	29
Net income attributable to non-controlling interests	(3)	(1)		—	—		(3)	(1)
Business operating income	3,275	2,454	+33.5%	16	7	+128.6%	3,291	2,461	+33.7%
As % of net sales	28.2%	24.6%	3.6pp	—%	—%		28.4%	24.6%	3.8pp

			Financial income and expenses				(104)	(59)	+76.3%
			Income tax expenses				(686)	(462)	+48.5%
			Tax rate[2]				(21.7%)	(19.5%)
			Business net income				2,501	1,940	+28.9%
			As % of net sales				21.6%	19.4%	2.2pp

			Business EPS (in euros)[3]				2.09	1.59	+31.4%

1 Net of tax.
2 Determined based on business income before tax, associates, and non-controlling interests.
3 Based on an average number of shares outstanding of 1,196.6 million in Q2 2026 and 1,217.1 million in Q2 2025.

SANOFI PRESS RELEASE Q2 2026	17

H1 2026	Biopharma			Other			Total group
(€ million)	H1 2026	H1 2025	Change	H1 2026	H1 2025	Change	H1 2026	H1 2025	Change
Net sales	22,106	19,889	+11.1%	—	—	—%	22,106	19,889	+11.1%
Other revenues	1,168	1,246	-6.3%	270	206	+31.1%	1,438	1,452	-1.0%
Cost of sales	(5,812)	(5,753)	+1.0%	(133)	(128)	+3.9%	(5,945)	(5,881)	+1.1%
As % of net sales	(26.3%)	(28.9%)	2.6pp	—%	—%		(26.9%)	(29.6%)	2.7pp
Business gross profit	17,462	15,382	+13.5%	137	78	+75.6%	17,599	15,460	+13.8%
As % of net sales	79.0%	77.3%	1.7pp	—%	—%		79.6%	77.7%	1.9pp
Research and development expenses	(3,979)	(3,716)	+7.1%	(1)	(1)	—%	(3,980)	(3,717)	+7.1%
As % of net sales	(18.0%)	(18.7%)	0.7pp	—%	—%		(18.0%)	(18.7%)	0.7pp
Selling and general expenses	(4,690)	(4,447)	+5.5%	(102)	(59)	+72.9%	(4,792)	(4,506)	+6.3%
As % of net sales	(21.2%)	(22.4%)	1.2pp	—%	—%		(21.7%)	(22.7%)	1.0pp
Other operating income/expenses	(2,630)	(1,941)	+35.5%	(6)	(2)	+200.0%	(2,636)	(1,943)	+35.7%
Share of profit/loss of associates and joint ventures[1]	74	77		—	—		74	77
Net income attributable to non-controlling interests	(7)	(8)		—	—		(7)	(8)
Business operating income	6,230	5,347	+16.5%	28	16	+75.0%	6,258	5,363	+16.7%
As % of net sales	28.2%	26.9%	1.3pp	—%	—%		28.3%	27.0%	1.3pp

			Financial income and expenses				(182)	(127)	+43.3%
			Income tax expenses				(1,311)	(1,084)	+20.9%
			Tax rate[2]				(21.8%)	(21.0%)
			Business net income				4,765	4,152	+14.8%
			As % of net sales				21.6%	20.9%	0.7pp

			Business EPS (in euros)[3]				3.97	3.39	+17.1%
1 Net of tax.
2 Determined based on business income before tax, associates, and non-controlling interests.
3 Based on an average number of shares outstanding of 1,200.4 million in H1 2026 and 1,225.5 million in H1 2025.

SANOFI PRESS RELEASE Q2 2026	18

Appendix 3: Consolidated income statement

(€ million)	Q2 2026	Q2 2025	H1 2026	H1 2025
Net sales	11,597	9,994	22,106	19,889
Other revenues	703	741	1,438	1,452
Cost of sales	(3,017)	(2,993)	(6,155)	(5,881)
Gross profit	9,283	7,742	17,389	15,460
Research and development expenses	(2,233)	(1,909)	(3,980)	(3,717)
Selling and general expenses	(2,465)	(2,284)	(4,792)	(4,506)
Other operating income	518	202	800	533
Other operating expenses	(1,964)	(1,318)	(3,436)	(2,476)
Amortisation of intangible assets	(552)	(378)	(1,087)	(777)
Impairment of intangible assets	(1,031)	(185)	(1,031)	(210)
Fair value remeasurement of contingent consideration	(72)	(52)	(37)	(61)
Restructuring costs and similar items	(444)	(325)	(563)	(430)
Other gains and losses, and litigation	7	(20)	(95)	(57)
Operating income	1,047	1,473	3,168	3,759
Financial expenses	(287)	(148)	(465)	(361)
Financial income	77	98	137	184
Income before tax and associates and joint ventures	837	1,423	2,840	3,582
Income tax expense	(451)	(230)	(871)	(711)
Share of profit/(loss) of associates and joint ventures	(9)	43	2	85
Net income from continuing operations	377	1,236	1,971	2,956
Net income from discontinued operations	—	2,707	26	2,881
Net income	377	3,943	1,997	5,837
Net income attributable to non-controlling interests	34	4	40	25
Net income attributable to equity holders of Sanofi	343	3,939	1,957	5,812
Average number of shares outstanding (million)	1,196.6	1,217.1	1,200.4	1,225.5
Basic earnings per share from continuing operations (€)	0.29	1.02	1.61	2.40
Basic earnings per share from discontinued operations (€)	—	2.22	0.02	2.34
Basic earnings per share (€)	0.29	3.24	1.63	4.74

SANOFI PRESS RELEASE Q2 2026	19

Appendix 4: Reconciliation of net income attributable to equity holders of Sanofi to business net income

(€ million)	Q2 2026	Q2 2025	H1 2026	H1 2025
Net income attributable to equity holders of Sanofi	343	3,939	1,957	5,812
Net income from discontinued operations	—	(2,707)	(26)	(2,881)
Amortisation of intangible assets[1]	552	378	1,087	777
Impairment of intangible assets	1,031	185	1,031	210
Fair value remeasurement of contingent consideration	103	55	70	68
Expenses arising from the impact of acquisitions on inventories	128	—	210	—
Restructuring costs and similar items	444	325	563	430
Other gains and losses, and litigation	(7)	20	95	57
Financial (income) / expense related to liabilities carried at amortised cost other than net indebtedness	106	(9)	146	50
Tax effect of the items listed above:	(242)	(238)	(423)	(384)
Amortisation and impairment of intangible assets	(104)	(104)	(198)	(173)
Fair value remeasurement of contingent consideration	(14)	(11)	(6)	(14)
Expenses arising from the impact of acquisitions on inventories	(28)	—	(47)	—
Restructuring costs and similar items	(66)	(86)	(89)	(113)
Other items	(30)	(37)	(83)	(84)
Other tax effects	7	6	(17)	11
Other items	36	(14)	72	2
Business net income	2,501	1,940	4,765	4,152
Business earnings per share (€)[2]	2.09	1.59	3.97	3.39
Basic earnings per share (€)[2]	0.29	3.24	1.63	4.74
1 Of which related to amortisation expense generated by the intangible assets measured at their acquisition-date fair values: €425 million in Q2 2026 and
€363 million in Q2 2025.
2 Based on an average number of shares outstanding of 1,196.6 million in Q2 2026 and 1,217.1 million in Q2 2025.

SANOFI PRESS RELEASE Q2 2026	20

Appendix 5: Change in net debt and summarised statements of cash flow

(€ million)	H1 2026	H1 2025
Business net income	4,765	4,152
Depreciation, amortisation and impairment of property, plant and equipment and software	741	683
Other items	181	(437)
Operating cash flow	5,687	4,398
Changes in working capital	(412)	(77)
Acquisitions of property, plant and equipment and software	(967)	(873)
Free cash flow before restructuring, acquisitions, and disposals	4,308	3,448
Acquisitions of intangibles assets, investments, and other long-term financial assets[1]	(534)	(986)
Restructuring costs and similar items paid	(411)	(438)
Proceeds from disposals of property, plant, and equipment, intangible assets, and other non-current assets net of taxes[1]	361	434
Free cash flow	3,724	2,458
Acquisitions[2]	(1,679)	(563)
Proceeds net of taxes[2]	6	—
Issuance of Sanofi shares	18	29
Acquisition of treasury shares and related tax effect	(1,009)	(4,003)
Dividends paid to shareholders of Sanofi	(4,923)	(4,772)
Other items	(442)	(460)
Net cash in/(out)flow from Opella transaction	(220)	10,747
Net cash provided by/(used in) the discontinued Opella business	—	136
Change in net debt before Opella reclassification to “Assets held-for-sale”	(4,525)	3,572
Opella net debt reclassified to held for sale as of December 31, 2024	—	98
Change in net debt	(4,525)	3,670
Beginning of period[3]	10,988	8,772
Closing of net debt	15,513	5,102

(€ million)	H1 2026	H1 2025
Net cash provided by/(used in) continuing operating activities	4,643	3,367
Net cash provided by/(used in) operating activities of the discontinued Opella business	—	188
Net cash provided by/(used in) operating activities	4,643	3,555
Net cash provided by/(used in) continuing investing activities	(2,423)	(1,979)
Net cash provided by/(used in) investing activities of the discontinued Opella business	—	(36)
Net cash in/(out)flow from the Opella transaction	(220)	10,742
Net cash provided by/(used in) investing activities	(2,643)	8,727
Net cash provided by/(used in) continuing financing activities	(3,332)	(4,441)
Net cash provided by/(used in) financing activities of the discontinued Opella business	—	(48)
Net cash provided by/(used in) financing activities	(3,332)	(4,489)
Impact of exchange rates on cash and cash equivalents	19	(42)
Cash and cash equivalents reported as held for sale as of December 31, 2024	—	167
Net change in cash and cash equivalents	(1,313)	7,918
Cash and cash equivalents, beginning of period[3]	7,663	7,441
Cash and cash equivalents, end of period	6,350	15,359
1 Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
2 Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
3 Includes the impact of the IFRS 9 amendment relating to the classification of financial instruments applicable from January 1, 2026.

SANOFI PRESS RELEASE Q2 2026	21

Appendix 6: Simplified consolidated balance sheet

Assets (€ million)	June 30, 2026	December 31, 2025	liabilities and equity (€ million)	June 30, 2026	December 31, 2025
			Equity attributable to equity holders of Sanofi	69,207	71,376
			Equity attributable to non-controlling interests	360	334
			Total equity	69,567	71,710
			Long-term debt	14,646	14,248
Property, plant, and equipment – owned assets	10,364	10,052	Non-current lease liabilities	1,677	1,467
Right-of-use assets	1,590	1,459	Non-current liabilities related to business combinations and to non-controlling interests	652	585
Intangible assets (including goodwill)	68,313	67,561	Non-current provisions and other non-current liabilities	6,848	6,703
Non-current income tax assets	569	550	Non-current income tax liabilities	2,187	2,081
Other non-current assets, investments in associates and joint-ventures and deferred tax assets	16,702	16,231	Deferred tax liabilities	1,553	1,666
Non-current assets	97,538	95,853	Non-current liabilities	27,563	26,750
			Accounts payable and other current liabilities	23,596	22,926
			Current liabilities related to business combinations and to non-controlling interests	0	0
Inventories, accounts receivable and other current assets	24,123	22,690	Current income tax liabilities	884	751
Current income tax assets	492	397	Current lease liabilities	227	272
Cash and cash equivalents	6,350	7,657	Short-term debt and current portion of long-term debt	7,026	4,342
Assets held for sale	557	208	Liabilities related to assets held for sale	197	54
Current assets	31,522	30,952	Current liabilities	31,930	28,345
Total assets	129,060	126,805	Total equity and liabilities	129,060	126,805

SANOFI PRESS RELEASE Q2 2026	22

Appendix 7: Currency
Actual average currency rates

	Q2 2025	Q2 2026	Change
Euro/US Dollar	1.134	1.163	+2.6%
Euro/Japanese Yen	163.807	185.377	+13.2%
Euro/Chinese Yuan	8.198	7.915	-3.5%
Euro/Brazilian Real	6.425	5.867	-8.7%
Euro/Russian Ruble	91.674	86.523	-5.6%
Actual currency split of net sales

Currency	Q2 2026
US Dollar	56.0%
Euro	16.2%
Chinese Yuan	5.7%
Japanese Yen	3.0%
Brazilian Real	1.6%
Canadian Dollar	1.5%
British Pound	1.1%
Turkish Lira	1.0%
Russian Ruble	1.0%
Australian Dollar	1.0%
Others	11.9%
Anticipated currency sensitivities on net sales and business EPS

Currency	Variation	2026 sensitivity on net sales		2026 sensitivity on business EPS
US Dollar	+0.05 USD/EUR	-€1,069	m	-€0.23
Japanese Yen	+5 JPY/EUR	-€46	m	-€0.02
Chinese Yuan	+0.2 CNY/EUR	-€60	m	-€0.02
Brazilian Real	+0.4 BRL/EUR	-€44	m	-€0.01

SANOFI PRESS RELEASE Q2 2026	23

Appendix 8: Definitions of non-IFRS financial indicators
Company sales at constant exchange rates
References to changes in net sales “at constant exchange rates” (CER) means that it excludes the effect of changes in exchange rates.
The effect of exchange rates is eliminated by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to company sales at CER

(€ million)	Q2 2026
Net sales	11,597
Effect of exchange rates	(172)
Company sales at constant exchange rates	11,769
Business gross profit
Business gross profit is a non-IFRS indicator that fully excludes from gross profit under IFRS the effect of the release of the fair value step-up to inventory that is recognised upon acquisition which constitutes a business combination under IFRS 3 ‘Business combinations’ or which is part of a group of assets as per IFRS 3§2b.
Business net income
Sanofi publishes a key non-IFRS indicator. Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•net income from discontinued operations,
•amortisation of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•expenses arising from the impact of acquisitions on inventories,
•restructuring costs and similar items (comprising transaction, integration, and separation costs in relation to major acquisitions and disposals)1,
•other gains and losses (including gains and losses on disposals of non-current assets1),
•costs or provisions associated with litigation1,
•financial (income)/expense related to liabilities carried at amortised cost other than net indebtedness,
•tax effects related to the items listed above as well as effects of major tax disputes,
•the share of profits/losses from investments accounted for using the equity method, except for the share of profits/losses from investments accounted for using the equity method, to the extent that this relates (i) to joint ventures or (ii) to associates with which Sanofi has entered into R&D agreements and/or whose operations are managed as an integral part of Sanofi’s business activities; and,
•net income attributable to non-controlling interests related to the items listed above.
Free cash flow
Free cash flow is a non-IFRS financial indicator which is reviewed by management, and which management believes provides useful information to measure the net cash generated from Sanofi’s operations that is available for strategic investments2 (net of divestments2), for debt repayment, and for capital return to shareholders. Free cash flow is determined from the business net income adjusted for depreciation, amortisation, and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains and losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense, and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions3 net of disposal proceeds3, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS, and it is not a substitute measure for the IFRS aggregate net cash flow in operating activities.
1 Reported in the line items restructuring costs and similar items and gains and losses on disposals, and litigation.
2 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
3 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).

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Reconciliation from net cash provided by/(used in) operating activities to free cash flow

(€ million)	H1 2026	H1 2025
Net cash provided by/(used in) operating activities (IFRS)[1]	4,643	3,555
Net cash provided by/(used in) operating activities (IFRS) of the discontinued Opella business	—	(188)
Acquisition of property, plant, and equipment and software	(967)	(873)
Acquisitions of intangibles assets, investments, and other long-term financial assets[2]	(534)	(986)
Proceeds from disposals of property, plant and equipment, intangible assets, and other non-current assets net of taxes[2]	361	434
Repayment of lease liabilities	(147)	(124)
Others[3]	368	640
Free cash flow[4]	3,724	2,458
1 Most directly comparable IFRS measure to free cash flow.
2 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
3 This line item includes cash outflows from major litigation not included in Free cash flow, notably Plavix Hawaii in 2025.
4 Non IFRS indicator (see definition in Appendix 8).

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Appendix 9: Sustainability dashboard
The KPIs below indicate progress on the new sustainability strategy.

Topic	Ambition	Progress
Access to healthcare
		Q2 2026	Q1 2026
Access diabetes	Increase patient reach by expanding access to diabetes care programmes	Diabetes care programmes in four countries (excl. GHU countries) 98,582 patients treated (cumulative)	Diabetes care programmes in three countries (excl. GHU countries) 55,572 patients treated
Global Health Unit (GHU)	Reach 1.5 million non-communicable diseases patients by 2026 (cumulative since 2022) and 2 million by 2030	195,263 patients treated in 35 countries (cumulative) 99 active healthcare partnerships in 33 countries Eight investments signed through the Impact Fund	88,382 patients treated in 26 countries 95 active healthcare partnerships in 33 countries Eight investments signed through the Impact Fund
Global access plans	Develop a global access plan for all new medicines/vaccines to make them available within two years after first launch	13 global access plans initiated or developed covering more than 15 indications	13 global access plans initiated or developed covering more than 15 indications

Environmental impact
		Q2 2026	Q1 2026
Climate change – carbon footprint Scope 1 and 2 (CO2 emissions)
55% reduction in scope 1 and 2 greenhouse gas emissions (GHG) (CO2 equivalent) by 2030 (cumulative vs 2019 baseline) to contribute to carbon neutrality by 2030 and net-zero emissions by 2045 (all scopes)
		Next update in Q3	51% GHG reduction vs 2019
Climate change – carbon footprint Scope 3 (CO2 emissions)	30% reduction in scope 3 GHG by 2030 (cumulative vs 2019 baseline) to contribute to carbon neutrality by 2030 and net-zero emissions by 2045 (all scopes)	Next update in Q3	15% GHG reduction vs 2019
Renewable electricity	100% of renewable electricity at all sites by 2030	Next update in Q3	86%
Eco-design	20 top-selling medicines and vaccines following eco-design approach by 2030	60%	60%
		FY 2026[1]	FY 2025[1]
Blister-free syringe vaccines	100% blister-free syringe vaccines by 2027	Data updated annually, next update in Q4 2026	61% blister-free vaccines

Resilience of healthcare systems
		Q2 2026	Q1 2026
Patient care pathways	Assess CO2 emissions for the patient care journey for launches across global business units	Four patient care pathways analysed for new launches (cumulative since 2025)	Three patient care pathways analysed for new launches (cumulative since 2025)

Fundamentals
		Q2 2026	Q1 2026
Global gender representation	Women in senior leadership roles	48%	48%
	Women in executive roles	44%	44%

1 This indicator considers vaccines produced in Sanofi’s internal network only.

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Appendix 10: Opella
Key items from the Opella (OPAL JV Co) 2026 half-year consolidated financial statements, unaudited, and for H1 2025, from the time of closing on April 30, 2025, are presented below:

(€ million)	H1 2026	H1 2025
Consolidated income statement
Net sales and other revenues[1]	2,657	887
Net income[1]	(61)	24
Consolidated statement of comprehensive income
Other comprehensive income	83	(1)
Comprehensive income	22	23

(€ million)	June 30, 2026	December 31, 2025
Consolidated balance sheet
Non-current assets	16,673	15,013
Current assets	2,925	2,859
Total assets	19,598	17,872

Equity attributable to equity holders of OPAL JV Co	5,958	5,380
Equity attributable to non-controlling interests	436	490
Total equity of Opella	6,394	5,870
Non-current liabilities	11,575	9,850
Current liabilities	1,629	2,152
Total liabilities	13,204	12,002
Total liabilities and Shareholders’ equity	19,598	17,872

End.
1 With effect from May 1, 2025, Opella (OPAL JV Co) is accounted for using the equity method following the loss of control of Opella by Sanofi on April 30,
2025.

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Forward-looking statements
This press release contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended.
Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future events and economic performance. Words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “can,” “contemplate,” “could,” “is designed to,” “may,” “might,” “potential,” “objective,” "attempt," “target,” “project,” "strategy," "strive," "desire," “predict,” “forecast,” “ambition,” “guideline,” "seek," “should,” “will,” "goal," or the negative of these, and similar expressions are intended to identify forward-looking statements.
Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the US Food and Drug Administration or the European Medicines Agency, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates; the fact that product candidates if approved may not be commercially successful; unexpected regulatory actions or delays, or government regulation generally; authorities’ decisions regarding whether and when to approve a product candidate; political pressure in the United States to mandate lower drug prices including “most favored nation” pricing for State Medicaid programs; the future approval and commercial success of therapeutic alternatives; Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general; risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation; trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the French Markets Authority (AMF) made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2025, or contained in our periodic reports on Form 6-K. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements. Considering these risks, uncertainties, and assumptions, you should not place undue reliance on any forward-looking statements contained herein.
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